December 20, 2010

Via EDGAR

John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc.
Post-Effective Amendment No. 85 to the Registration Statement on Form N-1A
File Nos. 033-59474, 811-07572

Dear Mr. Grzeskiewicz,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on December 10, 2010, with respect to post-effective amendment number 85 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on November 4, 2010, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”).
Changes in response to Staff comments as described below will be made by the Registrant in a post-
effective amendment that will be filed with the Commission pursuant to Rule 485(a) under the 1933 Act
(Amendment number 86); Amendment number 86 will include a request for acceleration.

Comment 1. Please format the contractual expense limit information so that it appears as a footnote to the annual fund operating expense table rather than a paragraph below the annual fund operating expense table.

Response: The requested revision will be made.

Comment 2. In the annual fund operating expense table contractual expense limit information, please state who can terminate the arrangement and under what circumstances.

Response: The requested revision will be made.

Comment 3. Please revise the format of the filing so that a stand alone prospectus and stand alone statement of additional information for Class P shares of the Global Real Estate Securities Fund are filed.

Response: The requested revision will be made.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.

Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant